UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

April 21, 2025

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

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By: /s/ Octavius Oky Prakarsa

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Octavius Oky Prakarsa

VP Investor Relations

RISK FACTORS

The following risks and uncertainties, which update and supplement those discussed in Item 3.D “Risk Factors” in our Annual Report on Form 20-F filed April 1, 2024, should be considered carefully in evaluating the Company’s business. These and other risks and information described in such Annual Report, either alone or in combination, could materially adversely affect the business, prospects, financial condition or results of operations of the Company. Additional risks not presently known to the Company, or that the Company currently deems immaterial, may also adversely affect the Company’s business, prospects, financial condition or results of operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation is a critical factor in our relationships with customers, employees, the Government, other state-owned enterprises, suppliers and other stakeholders. Incidents involving any of the quality of our products and services, security, or safety issues, allegations of unethical behavior or misconduct or legal non-compliance, internal control failures, data or privacy breaches, workplace safety incidents, environmental incidents, the use of our communications systems for illegal or objectionable applications, negative media reports, the conduct of our partners or representatives, and other issues or incidents that, whether actual or perceived, may result in adverse publicity and be detrimental to our reputation. In addition, we are subject to corporate governance laws and regulations as well as corruption risks. We are committed to combating corruption such that our operations are conducted in accordance with applicable anti-corruption laws and record-keeping requirements, and to minimize the risk of potential violations, our management systems include a Corporate Code of Conduct, as well as other specific guidelines, policies and directives designed to minimize and detect potential violations of such laws and requirements in our operations in a timely manner. However, there is no assurance that all of our employees, consultants, agents or partners will follow at all times our Code of Conduct and such guidelines, policies and directives, or that our management systems can fully prevent violations of anti-corruption laws and record-keeping requirements or will effectively detect any such violation in a timely manner. There is also an increased demand from external stakeholders, for example non-governmental organizations and investors, on transparency and corporate responsibility issues that may be difficult to fulfill.

We have received requests for information and documents from authorities in the United States and Indonesia regarding compliance with anti-corruption and accounting laws and regulations in these jurisdictions and we have engaged outside counsel to assist in responding to these requests.  While we are fully committed to cooperating with the U.S. and Indonesian authorities and continue to respond to their requests, we cannot predict the duration and outcome of those requests.

In addition, if we fail to respond quickly and effectively to address such incidents or requests, we may receive negative publicity, which could harm our reputation and subject us to enforcement actions and/or legal proceedings, sanctions, fines or penalties, compliance conditions or other restrictions. Moreover, we may incur substantial costs in connection with requests from authorities, regardless of the outcome of any on-going investigations. Damage to our reputation could harm customer relations, reduce demand for our services and products, reduce investor confidence in us, and may also damage our ability to compete for customers and highly skilled employees. Any of the foregoing risks and uncertainties could have material adverse effects on our business, operating results, financial condition, reputation, and brand.

We are and may be subject to legal proceedings, claims and investigations, including for allegations relating to our public disclosures and disputes and litigation with regulators, competitors and other parties. If the outcomes of these proceedings, claims and investigations are adverse to us, our business, results of operations and financial condition could be materially and adversely affected, including because we may be subject to criminal or civil sanctions, or be required to restate our financial statements from prior periods.

We are subject to numerous risks relating to legal and regulatory proceedings and government investigations in which we are currently a party, or which could develop in the future. We cannot provide any assurance about the outcome of any such legal or regulatory proceedings, which may have a material adverse effect on our reputation, business, results of operations or financial condition.

In October 2023, the Company received a document request from the U.S. Securities and Exchange Commission (“SEC”) as it relates to Telkominfra’s involvement in a project with the Indonesian Information and Telecommunication Accessibility Agency of the Ministry of Communication and Information (“BAKTI Kominfo”) regarding the provision of 4G Base Transceiver Station (“BTS”) infrastructure. The SEC has since expanded its investigation to include accounting and disclosures issues relating to our revenue recognition and financial reporting practices and internal control over financial reporting, as well as public reports regarding certain Indonesian legal proceedings involving our Company, various subsidiaries and affiliates, and certain of our clients and suppliers. Beginning in May 2024, the Company also received additional requests for information from the U.S. Department of Justice (“DOJ”) focused on compliance with the U.S. Foreign Corrupt Practices Act (“FCPA”). Each U.S. authority is aware of the other agency’s investigation. The Company is cooperating with the U.S. authorities and has retained outside counsel to conduct an internal investigation into these issues. The Company cannot predict the duration, outcome or impact of these investigations on our business or whether they will have a material impact on the Company's audited consolidated financial statements. Furthermore, in February 2025, the U.S. administration issued an executive order titled, “Pausing Foreign Corrupt Practices Act Enforcement to Further American Economic and National Security,” pausing the DOJ’s enforcement of the FCPA for 180 days (which period can be renewed an additional 180 days) until the U.S. Attorney General issues revised FCPA enforcement guidance. Due to the changing nature of and uncertainties related to the regulatory environment, we cannot be certain if or how the DOJ’s enforcement of the FCPA will change or its impact on the outcome of the DOJ’s investigations on our business. It is additionally uncertain whether our Company, affiliates, employees, agents, or contractors would meet the requirements of any individualized exception to the FCPA enforcement moratorium. Furthermore, while an investigation or inquiry by the SEC or DOJ should not be construed as an indication by the SEC or the DOJ that any violation of law has occurred, nor as a reflection upon any person, entity or security, publicity surrounding the foregoing, any SEC or DOJ enforcement action or settlement as a result of these investigations, even if ultimately resolved favorably for us, could have an adverse impact on our reputation, business, prospects, financial condition, and results of operations.

We are also cooperating with and have in certain instances self-reported various matters involving alleged or potential violations of Indonesian laws and regulations by our business units and subsidiaries and affiliates, including anti-corruption, alleged fraud, embezzlement and issues associated with accounts receivable, some of which are related to the above-described matters investigated by the SEC and the DOJ, to government authorities in Indonesia, including the Indonesian National Police, Public Prosecution Service and Corruption Eradication Commission. The length, scope or results of these self-disclosures and proceedings, or their impact on our results of operations, business or financial condition remain uncertain.

Any actual or perceived outcomes of these matters that are adverse to us could result in negative publicity, legal proceedings and/or regulatory actions that could damage our reputation, discourage current or potential business partners and customers from doing business with us, and subject us to claims, fines, damages and lawsuits, any of which could have material and adverse effects on our business, results of operations and financial condition.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

During the course of documenting and testing our internal controls and procedures, we may identify deficiencies and material weaknesses in our internal control over financial reporting. A material weakness in internal control over financial reporting is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis by our internal controls. We regularly implement additional procedures and controls designed to strengthen our internal control systems and/or remedy deficiencies, including enhanced control over procurement, contract and project management, additional internal approval requirements before selecting or transacting with new partners, customers and suppliers, and improved segregation of duties and functions, but if we are unable to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our securities. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchanges on which we list, regulatory investigations and civil or criminal sanctions.

Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.